UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
DISCOVERY COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	35-2333914
(State of Incorporation or organization)	(I.R.S. Employer Identification no.)

12300 Liberty Boulevard
Englewood, Colorado	80112
(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Series A Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC
Series B Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC
Series C Common Stock, par value $0.01 per share	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates:	333-151586
(if applicable)
Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits
SIGNATURE
EXHIBIT INDEX

Item 1. Description of Registrant’s Securities to be Registered.
Incorporated by reference herein is the description of the Series A common stock, par value $0.01 per share, Series B common stock, par value $0.01 per share, and Series C common stock, par value $0.01 per share, of the Registrant being registered hereunder contained under the heading “Description of New Discovery Capital Stock” in Amendment No. 3 to the Registrant’s Registration Statement on Form S-4 (File No. 333-151586), filed with the Securities and Exchange Commission on August 6, 2008. For convenience of reference, a copy of such information is filed as Annex A hereto. The Registrant is referred to therein as “New Discovery.”
Item 2. Exhibits.

The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Bylaws of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.3	Specimen certificate for shares of the Registrant’s Series A common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.4	Specimen certificate for shares of the Registrant’s Series B common stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.5	Specimen certificate for shares of the Registrant’s Series C common stock, par value $.01 per share (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.6	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).

ANNEX A
DESCRIPTION OF NEW DISCOVERY CAPITAL STOCK
          The following information summarizes New Discovery’s restated charter and bylaws as these documents will be in effect at the time of the closing of the Transaction.
Authorized Capital Stock
          New Discovery’s authorized capital stock consists of four billion (4,000,000,000) shares, of which three billion eight hundred million (3,800,000,000) shares are designated common stock, par value $0.01 per share, and two hundred million (200,000,000) shares are designated preferred stock, par value $0.01 per share.
          New Discovery’s common stock is divided into three series. New Discovery has authorized one billion seven hundred million (1,700,000,000) shares of Series A common stock, one hundred million (100,000,000) shares of Series B common stock, and two billion (2,000,000,000) shares of Series C common stock.
          New Discovery’s preferred stock is divided into two series. New Discovery has authorized seventy five million (75,000,000) shares of Series A convertible preferred stock and seventy five million (75,000,000) shares of Series C convertible preferred stock. Fifty million (50,000,000) shares of preferred stock are undesignated as to series and are issuable in accordance with the provisions of the restated charter.
          By comparison to DHC’s charter, New Discovery’s restated charter provides for an additional 2.55 billion authorized shares of common stock and 150 million authorized shares of preferred stock. While both the DHC charter and the New Discovery restated charter provide for three series of common stock, the New Discovery charter provides for an additional 1.1 billion authorized shares of Series A common stock, an additional 50 million authorized shares of Series B common stock, and an additional 1.4 billion authorized shares of Series C common stock. The following table sets forth the estimated number of shares of each series of New Discovery common stock: (i) that will be issued in the merger; (ii) that will be reserved for issuance upon exercise of options and SARs after the merger (excluding any grants expected to be made following the closing, such as those to Messrs. Hendricks and Singer); (iii) that will be reserved for issuance upon conversion of the convertible preferred stocks to be issued to Advance/Newhouse in connection with the Transaction (including preferred shares to be placed in escrow at closing); and (iv) that will remain authorized but unissued, and not reserved for issuance, immediately following the completion of the Transaction, in each case based on the number of shares of each series of DHC common stock outstanding or underlying options on June 30, 2008:

							Authorized
							but unissued
							(and not
					Reserved for		reserved for
			Reserved for		issuance upon		issuance)
			issuance upon		conversion		immediately
Series of			exercise		of convertible		following
New Discovery	To be issued		of options		preferred stocks		completion of
common stock	in merger		and SARs		(including escrow shares)		the Transaction
Series A common stock	134.0	million	0.6	million	71.0	million	1,494.4	million
Series B common stock	6.6	million	0.8	million	—		92.6	million
Series C common stock	140.6	million	1.4	million	71.0	million	1,787.0	million
          New Discovery’s restated charter provides for a significant increase in the authorized number of shares of common stock of New Discovery compared to that of DHC in order to provide for the future conversion of the convertible preferred stocks to be issued to Advance/Newhouse as part of the Transaction, to ensure sufficient authorized shares in the event of a “rights distribution date” under the rights plan approved by the New Discovery board of directors and described under "— Shareholder Rights Plan” below, and to provide New Discovery flexibility in the future by assuring the availability of sufficient authorized but unissued shares of common stock for a variety of valid corporate purposes, including financings, stock dividends, incentive compensation plans and mergers and acquisitions.

          It should also be noted that the increase in the authorized share capital of New Discovery may discourage, delay or prevent a change in control of New Discovery. The rights plan is designed to make it significantly more difficult for an acquirer to gain control of New Discovery without the approval of the New Discovery board. Accordingly, having a sufficient number of authorized shares available if a “rights distribution date” occurs increases the ability of the New Discovery board to effectively fight off an unapproved acquirer. Furthermore, having the ability to issue a large number of Series B shares without the approval of the holders of Series A or Series C shares (other than as may be required by applicable stock exchange rules) would enable the board of New Discovery to place higher voting shares in the hands of persons who are friendly to New Discovery management, thereby thwarting a takeover attempt. For more information regarding the effect of our authorized capital on a potential takeover of New Discovery, please see “— Anti-Takeover Effects of Provisions of the Restated Charter and Bylaws” below and “Risk Factors — Factors Relating to New Discovery and Ownership of New Discovery Common Stock — It may be difficult for a third party to acquire New Discovery, even if doing so may be beneficial to its stockholders.”
          Of the 150 million additional authorized shares of preferred stock, 75 million shares are designated Series A preferred stock and the remaining 75 million shares are designated Series B preferred stock. Based on the number of shares of each series of DHC common stock outstanding, or underlying options, on June 30, 2008, an estimated 71 million shares of Series A convertible preferred stock and 71 million shares of Series B convertible preferred stock will be issued to Advance/Newhouse or deposited in escrow for the benefit of Advance/Newhouse in connection with the Transaction. There are no current plans or proposals to issue any additional shares of Series A convertible preferred stock or Series C convertible preferred stock, and any such issuance would require the consent of the holders of a majority of the outstanding shares of Series A convertible preferred stock as described under “—Series A Convertible Preferred Stock and Series C Convertible Preferred Stock — Special Class Vote Matters” below. The 50 million shares of “blank check” preferred stock authorized in the New Discovery restarted charter is identical to the number of such shares authorized for issuance in the DHC charter.
          The authorized stock proposal seeks the approval of DHC stockholders to the foregoing increase in the authorized capital stock of New Discovery compared to that of DHC. The Transaction will not be consummated unless each of the merger proposal, the preferred stock issuance proposal and the authorized stock proposal is approved by the requisite vote of DHC stockholders at the Annual Meeting.
Common Stock
          The holders of Series A common stock, Series B common stock and Series C common stock have equal rights, powers and privileges, except as otherwise described below.
  Voting Rights
          The holders of Series A common stock will be entitled to one vote for each share held, and the holders of Series B common stock will be entitled to ten votes for each share held, on all matters voted on by stockholders, including elections of directors (other than the directors to be elected by the holders of Series A convertible preferred stock, as provided in “— Series A Convertible Preferred Stock and Series C Convertible Preferred Stock — Series A Preferred Stock Directors” below). The holders of Series C common stock will not be entitled to any voting powers, except as required by Delaware law. If the vote or consent of holders of Series C common stock is required for a matter by Delaware law, the holders of Series C common stock will be entitled to 1/100th of a vote for each share held. Subject to any preferential rights of holders of Series A convertible preferred stock and any outstanding series of New Discovery’s preferred stock created by New Discovery’s board from time to time, the holders of outstanding shares of Series A common stock, Series B common stock, Series A convertible preferred stock, and each series of any preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by stockholders of New Discovery (excluding, with respect to the holders of Series A convertible preferred stock, the election of the directors to be elected by the holders of common stock). In addition, the consent of holders of 75% of the then-outstanding shares of Series B common stock, voting together as a separate class, is required for any issuance of shares of Series B common stock by New Discovery (except in limited circumstances).

Dividends
          Subject to any preferential rights of any outstanding series of New Discovery’s preferred stock created by New Discovery’s board from time to time, the holders of New Discovery’s common stock will be entitled to such dividends as may be declared from time to time by New Discovery’s board from funds available therefor. Except as otherwise described under “— Distributions,” whenever a dividend is paid to the holders of one of series of common stock, New Discovery will also pay to the holders of the other series of common stock an equal per share dividend. For a more complete discussion of New Discovery’s dividend policy, please see ''— Dividend Policy.”
Conversion
          Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Series A common stock and Series C common stock are not convertible.
Distributions
          Distributions made in shares of Series A common stock, Series B common stock, Series C common stock or any other security with respect to Series A common stock, Series B common stock or Series C common stock may be declared and paid only as follows:
•	a share distribution (i) consisting of shares of Series C common stock (or securities convertible therefor) to holders of Series A common stock, Series B common stock and Series C common stock, on an equal per share basis, or (ii) consisting of (x) shares of Series A common stock (or securities convertible therefor) to holders of Series A common stock, on an equal per share basis, (y) shares of Series B common stock (or securities convertible therefor) to holders of Series B common stock, on an equal per share basis, and (z) shares of Series C common stock (or securities convertible therefor) to holders of Series C Common Stock, on an equal per share basis; or

•	a share distribution consisting of shares of any class or series of securities of New Discovery or any other person, other than Series A common stock, Series B common stock or Series C common stock (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (2) separate classes or series of securities, on an equal per share basis, to holders of Series A common stock, Series B common stock and Series C common stock; or (3) a separate class or series of securities to the holders of one or more series of New Discovery’s common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of New Discovery’s common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provision and the holders of Series A common stock, Series B common stock and Series C common stock receiving securities of the class or series such that the relative voting rights of the securities of the class or series of securities to be received by the holders of each series of common stock corresponds, to the extent practicable, to the relative voting rights of each such series of New Discovery’s common stock, and provided further that, in each case, the distribution is otherwise made on an equal per share basis; and provided further that the holders of New Discovery Series B common stock have a consent right with respect to certain distributions of voting securities on New Discovery Series C common stock and certain distributions pursuant to which the holders of New Discovery Series B common stock would receive voting securities with lesser voting rights than those of the New Discovery Series B common stock.
          New Discovery may not reclassify, subdivide or combine any series of its common stock without reclassifying, subdividing or combining the other series of its common stock, on an equal per share basis.
          The foregoing distribution provisions were structured to ensure that all holders of New Discovery common stock are treated equally in a distribution, while protecting the relative voting rights associated with each of the Series A and Series B shares of New Discovery common stock. The distribution provisions permit holders of each series to receive a distribution of shares of the same series because such a distribution would not affect any series’

relative voting rights. The distribution provisions also permit Series C shares to be distributed to all holders of New Discovery common stock because the relative voting power of the holders of New Discovery Series A and Series B common stock would not be diluted by a distribution of non-voting stock. However, the distribution provisions do not permit either Series A shares or Series B shares to be distributed to all holders of New Discovery common stock because the voting power of the holders of the higher voting series of stock would be diluted by the distribution of their series of voting stock to lower voting or non-voting series of stock. Lastly, the distribution provisions relating to other New Discovery securities or non-New Discovery stock replicate, to the extent practicable, the protections afforded to the various series of New Discovery common stock described above.
Liquidation and Dissolution
          In the event of New Discovery’s liquidation, dissolution and winding up, after payment or provision for payment of New Discovery’s debts and liabilities and subject to the prior payment in full of any preferential amounts to which New Discovery’s preferred stock holders may be entitled including the liquidation preference granted to holders of Series A convertible preferred stock and Series C convertible preferred stock as described in the section “— Series A Convertible Preferred Stock and Series C Convertible Preferred Stock — Liquidation Preference” below, the holders of Series A common stock, Series B common stock, Series C common stock and Series A convertible preferred stock and Series C convertible preferred stock will share equally, on a share for share basis (and in case of holders of Series A convertible preferred stock and Series C convertible preferred stock, on an as converted into common stock basis), in New Discovery’s assets remaining for distribution to the holders of New Discovery’s common stock.
Series A Convertible Preferred Stock and Series C Convertible Preferred Stock
          The holders of New Discovery’s Series A convertible preferred stock and Series C convertible preferred stock have the rights, powers and privileges described below.
General Voting Rights
          In connection with any matter as to which the holders of Series A common stock and Series B common stock are entitled to vote other than the election of common stock directors, holders of Series A convertible preferred stock and, if holders of Series C common stock are entitled to vote pursuant to Delaware law, the holders of Series C convertible preferred stock, have the right to vote with holders of common stock on an as converted to common stock basis, voting together as a single class on all matters to be voted on by stockholders of New Discovery (excluding the election of common stock directors).
Special Class Vote Matters
          So long as Advance/Newhouse or any of the direct or indirect subsidiaries of Advance Publications, Inc. or Newhouse Broadcasting Corporation (collectively referred to as the ANPP Stockholder Group) or any ANPP Permitted Transferee (as defined below) owns or has the right to vote such number of shares of Series A convertible preferred stock constituting at least 80% of the number of shares equal to the sum of (x) the number of shares of Series A convertible preferred stock issued to the ANPP Stockholder Group in the Transaction plus (y) the number of shares of Series A convertible preferred stock released to the ANPP Stockholder Group from escrow (such number of shares, the Base Amount), New Discovery’s restated charter requires the consent of the holders of a majority of such shares of Series A convertible preferred stock (Majority Holders) before New Discovery or any of its subsidiaries can take any of the actions described below (any such action, a Special Class Vote Matter).
          The term “ANPP Permitted Transferee” means a person (who is not a member of the ANPP Stockholder Group) that acquires record and beneficial ownership of all outstanding shares of Series A convertible preferred stock from one or more members of the ANPP Stockholder Group or another ANPP Permitted Transferee, provided that the shares of Series A convertible preferred stock, Series C convertible preferred stock and New Discovery common stock beneficially owned by such transferee and its affiliates immediately following such transfer do not exceed the Maximum Amount.
          The term “Maximum Amount” means a number of shares of New Discovery common stock equal to (x) 7.5% of the sum of (A) the number of shares of New Discovery common stock (including shares issuable on conversion of Series A convertible preferred stock or Series C convertible preferred stock (other than escrow shares)) outstanding immediately following the effective time of the merger, (B) the number of shares of New Discovery common stock issuable upon conversion of Series A convertible preferred stock and Series C convertible preferred stock released to the ANPP Stockholder Group from escrow, and (C) the number of shares of New Discovery common stock issuable upon exercise of options of New Discovery, which options were converted in the merger from options to acquire shares of DHC common stock; plus (y) the number of shares of New Discovery common stock issuable upon conversion of the shares of Series A convertible preferred stock and Series C convertible preferred stock issued to Advance/Newhouse in the Transaction; plus (z) any shares of Series A convertible preferred stock and Series C convertible preferred stock released from escrow. The Maximum Amount is subject to adjustment upon certain transfers of shares of Series A convertible preferred stock or Series C convertible preferred stock (or shares of common stock issuable upon conversion thereof). The Maximum Amount will be deemed to have been exceeded if after the date shares of Series A convertible preferred stock and Series C convertible preferred stock were initially issued to Advance/Newhouse, any member of the ANPP Stockholder Group or any ANPP Permitted Transferee acquires shares of common stock or transfers shares of Series A convertible preferred stock or Series C convertible preferred stock to any third party and such transaction results in an increase in the aggregate voting power held by the ANPP Stockholder Group, ANPP Permitted Transferee, or such transferee and their respective affiliates collectively following such transaction by greater than 1% of the aggregate voting power held by the ANPP Stockholder Group immediately after the effective time of the merger. For purposes of calculating such aggregate voting power, escrow shares will be excluded, any shares of Series A convertible preferred stock released from escrow will be included, and the number of shares of New Discovery common stock issuable upon exercise of options of New Discovery outstanding immediately after the merger, will be included.
     Special Class Vote Matters are:
•	increase in the size of the board in excess of 11 directors;

•	fundamental change in the business of New Discovery and its subsidiaries;

•	investment, joint venture or acquisition constituting a material departure from the current lines of business of New Discovery;

•	the material amendment, alteration or repeal of any provision of New Discovery’s restated charter or bylaws (or the organizational documents of any New Discovery subsidiary);

•	related party transactions between New Discovery and its subsidiaries and any related party unless similar to comparable transactions with third parties or on arm’s length terms;

•	merger, consolidation or other business combination by New Discovery into another entity other than transactions with its direct or indirect wholly-owned subsidiaries;

•	disposition or acquisition by New Discovery or any of its subsidiaries of any assets or properties exceeding $250 million in aggregate value or acquisition in which stock consideration is paid having voting rights superior to the voting rights of the Series A convertible preferred stock;

•	authorization, issuance, reclassification or recombination of any equity securities of New Discovery or its material subsidiaries other than certain specified exceptions;

•	action resulting in the voluntary liquidation, dissolution or winding up of New Discovery or any of its material subsidiaries;

•	substantial change in Discovery’s service distribution policy and practices;

•	dividend on, or distribution to holders of, equity securities of New Discovery or any subsidiary of New Discovery subject to specified exceptions;

•	incurrence of indebtedness by New Discovery or any of its subsidiaries if total debt of New Discovery and its subsidiaries would exceed four times the annualized cash flow of New Discovery for the previous four consecutive quarterly periods or result in debt service for the next twelve months exceeding sixty-six percent of its annualized cash flow;

•	appointment or removal of the Chairman of the board or Chief Executive Officer of New Discovery;

•	public offering of any securities of New Discovery or any of its subsidiaries subject to certain specified exceptions; and

•	adoption of New Discovery’s annual business plan or any material deviation therefrom.
          The Special Class Vote Matters were structured to provide Advance/Newhouse with consent rights at New Discovery comparable to those Advance/Newhouse held under the limited liability company agreement of Discovery Communications Holding. The differences in the consent rights are largely attributable to New Discovery’s status as a public company, as compared to Discovery Communications Holding’s status as a private limited liability company. In addition, the parties sought to decrease the extent to which Advance/Newhouse held consent rights over activities of New Discovery and its subsidiaries that are ordinary course activities or, in light of the anticipated market value of New Discovery, are arguably immaterial. For example, while Advance/Newhouse had a consent right over the election or removal of the Chairman of the Board and CEO of Discovery, the chief operating officer of Discovery or of any operating division or subsidiary of Discovery and of other officers of Discovery and its subsidiaries, the Special Class Vote Matters are limited to the appointment or removal of the Chairman of the Board and CEO of New Discovery. Similarly, whereas Advance/Newhouse had a consent right over any merger or reorganization involving Discovery or any of its subsidiaries, or any sale of assets outside of the ordinary course of business, the Special Class Vote Matters are limited to mergers and business combinations involving New Discovery and sales of assets having an aggregate value in excess of $250 million. Consent rights over institution of litigation, over entrance into contracts over $1 million, over details regarding Discovery’s advertising rebate plan for The Discovery Channel, and over other transactions “outside the ordinary course of business” have also been eliminated. Under the limited liability company agreement of Discovery Communications Holding, Advance/Newhouse had a consent right over the annual business plan, and if the members could not agree on an annual business plan there was a default mechanism that would have Discovery operate on a minimal budget. That default provision is eliminated from the Special Class Vote Matters, in the belief that a public company is required to have an approved budget.
Series A Preferred Stock Directors
          The holders of the Series A convertible preferred stock will have the right to elect three members of the board of directors and two such directors must qualify as independent directors as defined by the applicable rules and regulations of Nasdaq or the SEC. The shares of common stock will not be entitled to vote in the election of such directors.
          Any vacancy in the office of a preferred stock director will be filled solely by the holders of the Series A convertible preferred stock entitled to appoint such director. A preferred stock director may be removed without cause by the written consent of the holders of a majority of the then outstanding shares of the Series A convertible preferred stock and may be removed with cause (as defined in New Discovery’s restated charter) upon the affirmative vote of the holders of a majority of the total voting power of the then outstanding shares of New Discovery’s common stock and Series A convertible preferred stock and any other series of preferred stock entitled to vote upon the election of common stock directors voting together as a single class.
Dividends
          Subject to the prior preferences and other rights of any senior stock, whenever a cash dividend is paid to the holders of New Discovery common stock, New Discovery will also pay to the holders of the Series A convertible preferred stock and Series C convertible preferred stock an equal per share cash dividend on an as converted to common stock basis.

Conversion
          Each share of Series A convertible preferred stock is initially convertible, at the option of the holder, into one share of Series A common stock, subject to adjustments in such conversion rate to provide for dividends, distributions, rights or warrants granted to holders of New Discovery’s common stock and any reclassification, consolidation, merger, sale or transfer or change in New Discovery’s common stock. Each share of Series C convertible preferred stock is initially convertible, at the option of the holder, into one share of Series C common stock, subject to adjustments in such conversion rate to provide for dividends, distributions, rights or warrants granted to holders of New Discovery’s common stock and any reclassification, consolidation, merger, sale or transfer or change in New Discovery’s common stock.
          Generally, each share of Series A and Series C convertible preferred stock will automatically convert into the applicable series of common stock if such share is transferred to a third party and such transfer is not a Permitted Transfer. In addition, all of the outstanding Series A and Series C convertible preferred stock will automatically convert into the applicable series of common stock at such time as the number of outstanding shares of Series A convertible preferred stock is less than 80% of the Base Amount.
Liquidation Preference
          In the event of New Discovery’s liquidation, dissolution and winding up, after payment or provision for payment of New Discovery’s debts and liabilities and subject to the prior payment with respect to any stock ranking senior to Series A convertible preferred stock or Series C convertible preferred stock, the holders of Series A convertible preferred stock and Series C convertible preferred stock will receive, before any payment or distribution is made to the holders of any common stock or other junior stock, an amount (in cash or property) equal to $.01 per share. Following payment of such amount and the payment in full of all amounts owing to the holders of securities ranking senior to New Discovery’s common stock, holders of Series A convertible preferred stock and Series C convertible preferred stock will be entitled to share ratably, on an as-converted to common stock basis, with the holders of New Discovery’s common stock, as to any amounts remaining for distribution to such holders.
Series Preferred Stock
          New Discovery’s restated charter authorizes New Discovery’s board of directors to establish one or more series of New Discovery’s preferred stock and to determine, with respect to any series of New Discovery’s preferred stock, the terms and rights of the series, including:
•	the designation of the series;

•	the number of authorized shares of the series, which number New Discovery’s board may thereafter increase or decrease but not below the number of such shares then outstanding;

•	the dividend rate or amounts, if any, payable on the shares and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•	the rights of the series in the event of New Discovery’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•	the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of New Discovery’s board;

•	the voting rights, if any, of the holders of the series;

•	the terms and conditions, if any, for us to purchase or redeem the shares; and

•	any other relative rights, preferences and limitations of the series.

          New Discovery believes that the ability of New Discovery’s board of directors to issue one or more series of New Discovery’s preferred stock will provide them with flexibility in structuring possible future financing and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of New Discovery’s preferred stock, as well as shares of New Discovery’s common stock, will be available for issuance without further action by New Discovery stockholders, unless such action is subject to the approval of the holders of Series A convertible preferred stock, required by applicable law or the rules of any stock exchange or automated quotation system on which New Discovery’s securities may be listed or traded. If the approval of New Discovery stockholders is not required for the issuance of shares of New Discovery’s preferred stock or New Discovery’s common stock, New Discovery’s board may determine not to seek stockholder approval.
          Although New Discovery has no intention at the present time of doing so, it could issue a series of New Discovery’s preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. New Discovery’s board of directors will make any determination to issue such shares based upon its judgment as to the best interests of New Discovery’s stockholders. New Discovery’s board of directors, in so acting, could issue New Discovery’s preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of New Discovery’s board of directors, including a tender offer or other transaction that some, or a majority, of New Discovery stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Dividend Policy
          New Discovery presently intends to retain future earnings, if any, to finance the expansion of New Discovery’s business. Therefore, New Discovery does not expect to pay any cash dividends in the foreseeable future. All decisions regarding the payment of dividends by New Discovery will be made by New Discovery’s board of directors, from time to time, in accordance with applicable law after taking into account various factors, including New Discovery’s financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit New Discovery’s payment of dividends. Additionally, the declaration and payment of any dividends to holders of equity securities of New Discovery or any subsidiary of New Discovery (other than cash dividends payable out of current year’s earnings, dividends payable in common stock or other securities of New Discovery or dividends by any wholly-owned subsidiary of New Discovery to New Discovery or its wholly-owned subsidiaries) qualifies as a Special Class Vote Matter subject to the affirmative vote of the holders of a majority of the outstanding shares of Series A convertible preferred stock.
Anti-Takeover Effects of Provisions of the Restated Charter and Bylaws
Board of Directors
          New Discovery’s restated charter and bylaws provide that, subject to any rights of the holders of any series of New Discovery’s preferred stock to elect additional directors and rights of holders of Series A convertible preferred stock to elect Series A preferred stock directors, the number of New Discovery’s directors will not be less than three and greater than fifteen directors, and the members of the board of directors of New Discovery immediately after closing will be as provided in a schedule to the Transaction Agreement. The members of New Discovery’s board (other than those who may be elected by holders of New Discovery’s preferred stock or Series A preferred stock directors), which we refer to as common stock directors, are divided into three classes. Each class of common stock directors consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of common stock directors. The term of office of New Discovery’s Class I directors expires at the annual meeting of New Discovery stockholders in 2009. The term of office of New Discovery’s Class II directors expires at the annual meeting of New Discovery stockholders in 2010. The term of office of New Discovery’s Class III directors expires at the annual meeting of New Discovery stockholders in 2011. At each annual meeting of New Discovery stockholders, the successors of that class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of New Discovery stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified.
          New Discovery’s restated charter provides that, subject to the rights of the holders of any series of New Discovery’s preferred stock, New Discovery’s common stock directors may be removed from office only for cause

(as defined in New Discovery’s restated charter) upon the affirmative vote of the holders of at least a majority of the aggregate voting power of New Discovery’s outstanding capital stock entitled to vote at an election of directors, voting together as a single class.
          New Discovery’s restated charter provides that, subject to the rights of the holders of any series of New Discovery’s preferred stock, vacancies in the offices of common stock directors resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on New Discovery’s board, will be filled only by the affirmative vote of a majority of the remaining common stock directors then in office (even though less than a quorum) or by the sole remaining common stock director. Any director so elected will hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting New Discovery’s board will shorten the term of any incumbent director, except as may be provided in the restated charter of New Discovery or in any certificate of designation with respect to a series of New Discovery’s preferred stock with respect to any additional director elected by the holders of that series of New Discovery’s preferred stock.
          These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of New Discovery’s board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors (and in certain circumstances three elections) for any individual or group to gain control of New Discovery’s board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of New Discovery.
No Shareowner Action by Written Consent; Special Meetings
          New Discovery’s restated charter provides that, (except (i) as otherwise provided in the terms of any series of preferred stock or (ii) with respect to an action taken by the holders of Series B common stock when voting together as a separate class), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Holders of Series A convertible preferred stock voting as a separate class on any Special Class Vote Matter or on the election or removal of Series A preferred stock directors are permitted to act by written consent. Except as otherwise required by law and subject to the rights of the holders of any series of New Discovery’s preferred stock, special meetings of New Discovery stockholders for any purpose or purposes may be called only by New Discovery’s Secretary at the request of at least 75% of the members of New Discovery’s board then in office. No business other than that stated in the notice of special meeting will be transacted at any special meeting.
Advance Notice Procedures
          New Discovery’s bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of New Discovery stockholders.
          All nominations by stockholders or other business to be properly brought before a meeting of stockholders will be made pursuant to timely notice in proper written form to New Discovery’s Secretary. To be timely, a stockholder’s notice will be given to New Discovery’s Secretary at New Discovery’s offices as follows:
          (1) with respect to an annual meeting of New Discovery stockholders that is called for a date not more than 30 days before or 60 days after the anniversary date of the immediately preceding annual meeting of New Discovery stockholders, such notice will be given no earlier than the close of business on the 90th day prior to such anniversary and no later than the close of business on the 60th day prior to such anniversary;
          (2) with respect to an annual meeting of New Discovery stockholders that is called for a date which is more than 30 days before or 60 days after the anniversary date of the immediately preceding annual meeting of New Discovery stockholders, such notice will be given no earlier than the close of business on the 100th day prior to the current annual meeting and not later than the close of business on the later of (A) the 70th day prior to the current annual meeting or (b) the 10th day following the day on which New Discovery first publicly announces the date of the current annual meeting; and
          (3) with respect to an election to be held at a special meeting of New Discovery stockholders, not earlier than the close of business on the 100th day prior to such special meeting and not later than the close of business on the later of the 70th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.
          The public announcement of an adjournment or postponement of a meeting of New Discovery stockholders does not commence a new time period (or extend any time period) for the giving of any such stockholder notice. However, if the number of directors to be elected to New Discovery’s board at any meeting is increased, and New Discovery does not make a public announcement naming all of the nominees for director or specifying the size of the increased board at least 100 days prior to the anniversary date of the immediately preceding annual meeting, a stockholder’s notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it will be delivered to New Discovery’s Secretary at New Discovery’s offices not later than the close of business on the 10th day following the day on which New Discovery first made the relevant public announcement. For purposes of the first annual meeting of stockholders to be held in 2009, the first anniversary date will be deemed to be September 16, 2009.
Amendments
          New Discovery’s restated charter provides that, subject to the rights of the holders of any series of New Discovery’s preferred stock and rights of holders of Series A convertible preferred stock with respect to the Special Class Vote Matters, the affirmative vote of the holders of at least 80% of the aggregate voting power of New Discovery’s outstanding capital stock generally entitled to vote upon all matters submitted to New Discovery stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of New Discovery’s restated charter or the addition or insertion of other provisions in the certificate, provided that the foregoing voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of New Discovery stockholders or (2) which has been approved by at least 75% of the members of New Discovery’s board then in office. Subject to the rights of holders of Series A convertible preferred stock to approve the amendments of any material bylaw provisions, New Discovery’s restated charter further provides that the affirmative vote of the holders of at least 80% of the aggregate voting power of New Discovery’s outstanding capital stock generally entitled to vote upon all matters submitted to New Discovery stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of New Discovery’s bylaws, provided that the foregoing voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of New Discovery’s board then in office.
Supermajority Voting Provisions
          In addition to the Special Class Vote Matters and supermajority voting provisions discussed under “— Amendments” above, New Discovery’s restated charter provides that, subject to the rights of the holders of any series of New Discovery’s preferred stock, the affirmative vote of the holders of at least 80% of the aggregate voting power of New Discovery’s outstanding capital stock generally entitled to vote upon all matters submitted to New Discovery stockholders, voting together as a single class, is required for:
•	New Discovery’s merger or consolidation with or into any other corporation, provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the consent of New Discovery stockholders, or (2) that at least 75% of the members of New Discovery’s board of directors then in office have approved;

•	the sale, lease or exchange of all, or substantially all, of New Discovery’s assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of New Discovery’s board of directors then in office have approved; or

•	New Discovery’s dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of New Discovery’s board of directors then in office have approved such dissolution.
Shareholder Rights Plan
          The New Discovery board of directors has approved the adoption of a shareholder rights plan that will include the following terms and provisions. Prior to the closing of the Transaction, the Board of Directors of New Discovery will authorize and declare a dividend distribution of the preferred share purchase rights as follows to holders of New Discovery’s common stock and convertible preferred stock of record as of immediately after the effectiveness of the merger (the Record Date):
•	one preferred share purchase right (which we refer to as a Series A right) for each share of New Discovery Series A common stock and each share of New Discovery Series A convertible preferred stock outstanding immediately after the effectiveness of the merger, which Series A right will entitle the registered holder to purchase from us one one-thousandth of a share of New Discovery Series A Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the Series A junior preferred stock), at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment;

•	one preferred share purchase right (which we refer to as a Series B right) for each share of New Discovery Series B common stock outstanding immediately after the effectiveness of the merger, which Series B right will entitle the registered holder to purchase from us one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (which we refer to as the Series B junior preferred stock), at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment; and

•	one preferred share purchase right (which we refer to as a Series C right and, collectively with the Series A rights and Series B rights, the rights) for each share of New DHC Series C common stock and New Discovery Series C convertible preferred stock outstanding immediately after the effectiveness of the merger, which Series C right will entitle the registered holder to purchase from us one one-thousandth of a share of Series C Junior Participating Preferred Stock, at a purchase price of $100.00 per one-thousandth of a share, subject to adjustment.
          The description and terms of the rights will be set forth in a Rights Agreement between us and Computershare Trust Company, N.A., as Rights Agent, a form of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. The following description of the rights is qualified in its entirety by reference to the Rights Agreement.
          Separation and Distribution of Rights; Exercisablility. The Series A rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series A common stock and New Discovery Series A convertible preferred stock then outstanding, the Series B rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series B common stock then outstanding and the Series C rights will be attached to all certificates (or, in the case of uncertificated shares, all book-entry notations) representing shares of New Discovery Series C Stock and New Discovery Series C convertible preferred stock then outstanding, and no separate rights certificates will be distributed with respect to any of the rights at such time. The rights will separate from the capital stock to which it is attached on the rights distribution date, which will occur upon the earlier of:
•	10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares of New Discovery’s common stock (an acquiring person), other than as a result of repurchases of stock by New Discovery or purchases or holdings by certain Exempt Persons; and

•	10 business days (or such later date as may be determined by action of New Discovery’s board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an “acquiring person.”
          An “Exempt Person” includes Advance/Newhouse and the members of its stockholder group and any third-party transferee that acquires all of the outstanding shares of New Discovery Series A convertible preferred stock and New Discovery Series C convertible preferred stock, so long as the number of shares of common stock beneficially owned by Advance/Newhouse (including the shares of New Discovery common stock issuable upon conversion of the New Discovery convertible preferred stock) or such third party transferee does not exceed the Maximum Amount, as such amount may be adjusted under certain circumstances. Please see “Description of New Discovery Capital Stock — Series A Convertible Preferred Stock and Series C Convertible Preferred Stock” for a summary of Maximum Amount.
          Except in certain situations, a person or group of affiliated or associated persons becomes an “acquiring person” upon acquiring beneficial ownership of New Discovery’s outstanding common stock representing in the aggregate 10% or more of the shares of New Discovery’s common stock then outstanding. For purposes of the shareholder rights plan, “group” generally means any group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.
          The rights agreement provides that, until the rights distribution date (or earlier expiration of the rights), the rights will be evidenced by and transferred with (and only with) the New Discovery Series A common stock, New Discovery Series B common stock, New Discovery Series C common stock, New Discovery Series A convertible preferred stock and New Discovery Series C convertible preferred stock to which they are attached. Until the rights distribution date (or earlier expiration of the rights), common stock and preferred stock certificates will contain a notation incorporating the rights agreement by reference. Until the rights distribution date (or earlier expiration of the rights), the transfer of any shares of New Discovery Series A common stock, New Discovery Series B common stock, New Discovery Series C common stock, New Discovery Series A convertible preferred stock or New Discovery Series C convertible preferred stock outstanding will also constitute the transfer of the rights associated with the shares of common stock or preferred stock, as applicable, represented by such shares. As soon as practicable following the rights distribution date, separate certificates evidencing the rights related to the applicable series of common stock and preferred stock (which we refer to as right certificates) will be mailed to holders of record of New Discovery common stock and preferred stock as of the close of business on the rights distribution date and thereafter such separate right certificates alone will evidence the rights.
          The rights are not exercisable unless and until a rights distribution date occurs. The rights will expire ten years after the date of the completion of the Transaction, unless such date is advanced or extended or unless the rights are earlier redeemed or exchanged by New Discovery, in each case as described below.
          Anti-dilution Adjustments. The purchase price payable, and the number of shares of the applicable series of junior preferred stock or other securities or property issuable, upon the exercise of the rights will be subject to adjustment from time to time to prevent dilution:
•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the applicable series of junior preferred stock;

•	if any person acquires, or obtains the right to subscribe for or purchase the applicable junior preferred stock at a price, or securities convertible into the applicable junior preferred stock with a conversion price, less than the then current market price of the applicable junior preferred stock; or

•	upon the distribution to holders of the applicable series of junior preferred stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in junior preferred stock) or subscription rights or warrants.
          The number of outstanding rights associated with the applicable series of common stock or convertible preferred stock, as the case may be, will also be subject to adjustment in the event of a stock dividend on a series of convertible preferred stock or common stock, as the case may be, or a subdivision, consolidation or combination of the applicable series of common stock or series of preferred stock, in each case until a rights distribution date occurs.
          Dividend and Liquidation Rights of the Junior Preferred Stock. No shares of any series of junior preferred stock purchasable upon exercise of the rights will be redeemable. Each share of the applicable series of junior preferred stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (1) $10 per share and (2) an amount equal to 1,000 times the dividend declared per share of New Discovery Series A common stock, Series B common stock or Series C common stock, as the case may be. In the event of the liquidation, dissolution or winding up of New Discovery, the holders of each series of junior preferred stock will be entitled in priority to the holders of common stock to a minimum preferential payment equal to the greater of (1) $10 per share (plus any accrued but unpaid dividends and distributions) and (2) an amount equal to 1,000 times the payment made per share of New Discovery Series A common stock, Series B common stock or Series C common stock, as the case may be. Each share of the applicable series of junior preferred stock will have 1,000 times the number of votes as each share of the corresponding common stock on all matters which the corresponding common stock is entitled, voting together with the applicable series of common stock. Upon any merger, consolidation or other transaction in which shares of New Discovery’s Series A common stock or Series B common stock or Series C common stock are converted or exchanged, each share of the corresponding series of junior preferred stock will be entitled to receive 1,000 times the amount received per share of New Discovery’s Series A common stock, Series B common stock or Series C common stock, as the case may be. These rights are protected by customary anti-dilution provisions.
          Because of the nature of the dividend, liquidation and voting rights of each series of junior preferred stock, the value of the fractional share of Series A junior preferred stock purchasable upon exercise of each Series A right, the value of the fractional share of Series B junior preferred stock purchasable upon exercise of each Series B right and the value of the fractional share of Series C junior preferred stock purchasable upon exercise of each Series C right should approximate the value of one share of New Discovery Series A common stock, New Discovery Series B common stock and New Discovery Series C common stock, respectively.
          Flip-in and Flip-Over Events. In the event that any person or group of affiliated or associated persons becomes an acquiring person, each holder of a Series A right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series A right shares of New Discovery Series A common stock, each holder of a Series B right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series B right shares of New Discovery Series B common stock, and each holder of a Series C right (other than rights beneficially owned by the acquiring person, which will become void) will have the right to receive upon exercise of a Series C right shares of New Discovery Series C common stock, in each case, having a market value equal to two times the exercise price of the Series A right, Series B right or Series C right, as the case may be. The events described in this paragraph are referred to as “flip-in events.”
          In the event that, after a person or group has become an acquiring person, New Discovery is acquired in a merger or other business combination transaction or 50% or more of New Discovery’s consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Series A right, Series B right or a Series C right (in each case other than rights beneficially owned by an acquiring person, which will have become void) will have the right to receive upon exercise of Series A rights, Series B rights or Series C rights shares of common stock of the person with which New Discovery has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Series A right, the Series B right or the Series C right, as the case may be. The events described in this paragraph are referred to as “flip-over” events.
          Exchange of the Rights. At any time after any person or group becomes an acquiring person and prior to the earlier of the occurrence of a flip-over event or the acquisition by such acquiring person of shares of New Discovery common stock representing 50% or more of the total number of votes entitled to be cast generally by the holders of common stock then outstanding, the board of directors of New Discovery may cause the exchange of the rights (other than the rights beneficially owned by the acquiring person, which will become void), in whole or in part, for shares of the corresponding series of common stock or junior preferred stock at an exchange ratio of one share of the corresponding series of common stock or a fractional share of junior preferred stock of equivalent value for each right, subject to adjustment.
          Redemption of Rights. At any time prior to the time a person or group becomes an acquiring person, the board of directors of New Discovery may redeem the rights in whole, but not in part, at a price of $.01 per right (referred to as the redemption price), subject to adjustment, payable, at the option of New Discovery, in cash, shares of common stock or other consideration deemed appropriate by the board of directors of New Discovery. The redemption of the rights may be made effective at the time, on the basis and with the conditions as the board of directors of New Discovery in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price.
          Amendment of Rights. For so long as the rights are redeemable, New Discovery may, except with respect to the redemption price, amend the rights agreement in any manner without approval of the holders of New Discovery’s common stock. After the rights are no longer redeemable, New Discovery may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.
          No Rights as Stockholder. Until a right is exercised or exchanged, the holder of the rights, as such, will not have any rights as a stockholder of New Discovery, including, without limitation, any right to vote or to receive dividends.
          Certain Tax Considerations. For U.S. federal income tax purposes, the distribution by New Discovery of the rights will not be taxable to New Discovery, and the receipt of the rights which will be attached to New Discovery’s common stock and convertible preferred stock will not be taxable to holders of DHC common stock. Depending upon the circumstances, holders of the rights could recognize taxable income or gain on or after the date that the rights become exercisable or in the event that the rights are redeemed by us as provided above.
Section 203 of the Delaware General Corporation Law
          Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an “interested stockholder.” An “interested stockholder” for this purpose is a stockholder who is directly or indirectly a beneficial owner of 15% or more of the aggregate voting power of a Delaware corporation. This provision prohibits certain business combinations between an interested stockholder and a corporation for a period of three years after the date on which the stockholder became an interested stockholder, unless: (1) the transaction which resulted in the stockholder becoming an interested stockholder is approved by the corporation’s board of directors before the stockholder became an interested stockholder, (2) the interested stockholder acquired at least 85% of the aggregate voting power of the corporation in the transaction in which the stockholder became an interested stockholder, or (3) the business combination is approved by a majority of the board of directors and the affirmative vote of the holders of two-thirds of the aggregate voting power not owned by the interested stockholder at or subsequent to the time that the stockholder became an interested stockholder. These restrictions do not apply if, among other things, the corporation’s restated charter contains a provision expressly electing not to be governed by Section 203. In New Discovery’s restated charter, New Discovery has elected not to be governed by Section 203.

SIGNATURE
               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Discovery Communications, Inc.

Date: September 12, 2008	By: Name:	/s/ Charles Y. Tanabe Charles Y. Tanabe
	Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement on Form 8-A.

99.1	Form of Restated Certificate of Incorporation of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registrant’s Registration Statement on Form S-4 filed on August 1, 2008 (File No. 333-151586)).

99.2	Form of Bylaws of the Registrant (to be in effect upon initial issuance of the common stock being registered hereby) (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.3	Specimen certificate for shares of the Registrant’s Series A common stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.4	Specimen certificate for shares of the Registrant’s Series B common stock, par value $.01 per share (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.5	Specimen certificate for shares of the Registrant’s Series C common stock, par value $.01 per share (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-4 filed on June 11, 2008 (File No. 333-151586)).

99.6	Form of Rights Agreement, by and between Discovery Communications, Inc. and Computershare Trust Company, N.A., as rights agent (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registrant’s Registration Statement on Form S-4 filed on July 18, 2008 (File No. 333-151586)).